                                                                  EXHIBIT (99.1)


                CAMTEK LTD. ANNOUNCES 2002 FIRST QUARTER RESULTS

       Q1 Revenues $4.7 Million Within Guidance; Loss Per Share of $(0.14) Lower than Expected; Gross Profit Margin of 37.1 % Reflects Revenue Decline

   Signs of Asian Market Recovery in Q2; Planned Rights Offering, and Expanded
                        Credit Lines for Working Capital

MIGDAL HAEMEK, Israel, May 7 /PRNewswire-FirstCall/ -- Camtek Ltd. (Nasdaq:
CAMT), a developer, manufacturer and marketer of intelligent optical inspection systems and related software products used to enhance processes and yields for the Printed Circuit Board (PCB), Semiconductor Packaging, and Microelectronics industries, today announced results for the first quarter ended March 31, 2002.

Sales for the first quarter of 2002 were $4.7 million compared to $ 16.3 million in the first quarter of 2001, and sales of $7.3 million in the fourth quarter of 2001. Gross profit margins for the first quarter of 2002 were 37.1% compared to 55.1% for the first quarter of 2001, and 41.6% in the fourth quarter of 2001. The reduced margins were largely due to the decline in revenues. Selling, general and administrative (SG&A) expenses decreased to $3.0 million from $4.0 million in the first quarter of 2001 and $3.8 million in the fourth quarter of 2001. The company reported a net loss for the first quarter of $(3.1) million or $(0.14) loss per share fully diluted. This compares with a net profit of $3.1 million, or $0.14 earnings per share fully diluted, in the first quarter of 2001, and a net loss of $(3.5) million in the fourth quarter of 2001 (including one time reorganization charges of $616,000).

Camtek recently reported that it had received an order for the first sales of its Pegasus system, produced by its new HDI product division that serves the semiconductor packaging industry. The Pegasus system is used for automatic surface inspection of high density interconnect (HDI) substrates, such as ball-grid array (BGA) and chip-scale package (CSP) substrates. The order from a major semiconductor packaging and testing house for several Pegasus systems, followed a short competitive qualifying period, during which the Pegasus system consistently delivered high detection accuracy at fast scanning speeds. This event marks Camtek's entrance as a player into this unsaturated market, which has no dominant supplier. Camtek subsequently reported the acceptance of its Bump Inspection System (BIS), which is used for surface and bump inspection and bump metrology in finished wafers to a Japanese semiconductor manufacturer -- that is one of the leading semiconductor companies worldwide.

"The results of the first quarter are in line with our guidance and expectations. We have succeeded in decreasing our selling, general and administrative and research and development costs, and, as a result, decreasing our net loss by over $400,000 from the previous quarter. Overall, we are noting a pattern of just-in-time sales, whereby clients wait until capacity is strained and then want immediate delivery, making visibility extremely difficult," said Rafi Amit, Camtek Chief Executive Officer.

Mr. Amit continued: "We believe that we are seeing the beginning of improvement in both our new Semiconductor Packaging and Microelectronics and current core PCB markets, though we cannot yet be certain that this is a sustainable trend. We are experiencing an improvement in sales in China and Asia, while U.S. and European sales remained weak. Therefore, our revenues guidance for the second quarter of 2002 is in the range of $6.0-7.0 million. We shall, of course, continue to closely monitor the markets."

"In order to be properly prepared for both the opportunities and risks inherent in these developments we prefer to have greater cash resources, and are therefore embarking on the following plan of action: a planned rights offering to our current shareholders, for up to a total of approximately $9 million at the market price at the time of the offering, subject to required corporate, regulatory and other approvals. Priortech Ltd., our majority shareholder, has expressed intention to exercise its rights under this anticipated offering. Additionally, we will seek to expand our current lines of credit. As a result of both these actions, we expect to add between $8-11 million to our working capital."

The Company will host a conference call to discuss these results on WEDNESDAY, May 8th, at 11:OOAM, EDT/6:00 PM, Israel time. To participate, please call 800-540-0559 (US), 03-929-2810 (Israel), 1-785-830-1962 (International), and
mention ID code: CAMTEK. The Conference call will be web cast live at http://www.videonewswire.com/event.asp?id=4751. It also will be available for replay on http://www.videonewswire.com/event.asp?id=4751 starting 1PM EST on the day of the call. Calling 1-888-566-0186 or 1-402-530-93172 also starting 1 PM EST the day of the call can also access replay.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Securities may not be sold nor may offers to buy be accepted prior to the time a registration statement becomes effective.

ABOUT CAMTEK LTD.

Camtek Ltd., designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor packaging and microelectronics industries. Camtek is a public company since 2000, with headquarters in Migdal Ha'Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. This press release is available at http://www.camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONSOLIDATED BALANCE SHEETS
(in thousands US$, except share data)


                                                                           DECEMBER      MARCH
                                                                              31,         31,
                                                                             2001        2002
                                                                           -------      -------
ASSETS
Current assets:
   Cash and cash equivalents                                                 7,029        5,689
   Marketable securities                                                    13,908        9,598
   Accounts receivable - trade (net of allowance of $1,135 and $1,527)      13,818       13,479
   Inventories                                                              12,039       12,484
   Due from affiliates                                                         374           85
   Other current assets                                                      2,322        1,587
                                                                           -------      -------

        Total current assets                                                49,490       42,922

Fixed assets, net                                                           11,225       11,045
Deferred taxes                                                                 306          293
                                                                           -------      -------

                                                                            61,021       54,260
                                                                           =======      =======

LIABILITIES
Current liabilities:
   Short-term bank credit                                                    4,816        2,489
   Accounts payable                                                          2,857        2,646
   Due to Priortech Ltd.                                                     1,114          504
   Other current liabilities                                                 5,851        5,362
                                                                           -------      -------

        Total current liabilities                                           14,638       11,001

Long term loans                                                                 55           44
Accrued severance pay, net of amounts funded                                   307          320
                                                                           -------      -------

                                                                            15,000       11,365
                                                                           -------      -------


SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
   outstanding 22,130,798 shares in 2001 and 22,138,308 shares in 2002         112          112
Additional paid-in capital                                                  37,196       37,205
Unearned portion of compensatory stock options                                (162)        (152)
Accumulated other comprehensive loss:
   Unrealized holding loss on marketable securities                            128           52
Retained earnings                                                            9,339        6,270
Treasury stock (250,000 shares)                                               (592)        (592)
                                                                           -------      -------

                                                                            46,021       42,895
                                                                           -------      -------

                                                                            61,021       54,260
                                                                           =======      =======

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands US$, except per share data)


                                                  YEAR
                                                  ENDED           THREE MONTHS
                                                 DECEMBER            ENDED
                                                    31,            MARCH 31,
                                                   2001         2001         2002
                                                 -------      -------      -------
                                                 Audited     Unaudited    Unaudited

Revenues                                          44,068       16,309        4,654
Cost of revenues                                  21,582        7,341        2,927
                                                 -------      -------      -------

Gross profit                                      22,486        8,968        1,727
                                                 -------      -------      -------

Research and development costs                    12,651        2,193        1,971
Selling, general and administrative expenses      14,178        3,997        2,953
Reorganization cost                                  616           --           --
                                                 -------      -------      -------

Operating income (loss)                           (4,959)       2,778       (3,197)
Financial and other income (expenses), net         1,400          473          108
                                                 -------      -------      -------

INCOME (LOSS) BEFORE INCOME TAXES                 (3,559)       3,251       (3,089)

Provision for income taxes                          (152)        (187)          20
                                                 -------      -------      -------

NET INCOME (LOSS)                                 (3,711)       3,064       (3,069)
                                                 =======      =======      =======

EARNINGS (LOSSES) PER ORDINARY SHARE:
   BASIC                                           (0.17)        0.14        (0.14)
                                                 =======      =======      =======

   DILUTED                                         (0.17)        0.14        (0.14)
                                                 =======      =======      =======

WEIGHTED AVERAGE NUMBER OF
ORDINARY SHARES OUTSTANDING:
   BASIC                                          22,043       22,096       21,883
                                                 =======      =======      =======

   DILUTED                                        22,043       22,580       21,883
                                                 =======      =======      =======